UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                              (Amendment No.  1)*


                             Engel General Developers Ltd.

                                (Name of Issuer)


                                 Common Stock

                         (Title of Class of Securities)



                                   292829108
                                 (CUSIP Number)


       Neal J. Wilson, Esq.,1775 Eye Street, N.W. Washington, D.C. 20006
                                  (202) 261-3346

     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 September 30, 1998

                  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box     / /.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON: Emanuel J. Freidman
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
  2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) / /
                                                                      (b) / /

--------------------------------------------------------------------------------
  3
       SEC USE ONLY



--------------------------------------------------------------------------------
  4
       SOURCE OF FUNDS
       PF
--------------------------------------------------------------------------------
  5
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                      / /


--------------------------------------------------------------------------------
  6
       CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   NUMBER OF
    SHARES        7    SOLE VOTING POWER
 BENEFICIALLY
   OWNED BY            261,500
     EACH
   REPORTING
    PERSON
     WITH
             -------------------------------------------------------------------

                  8    SHARED VOTING POWER

                       1,992,091 (1)
               -----------------------------------------------------------------

                  9    SOLE DISPOSITIVE POWER

                       261,500
               -----------------------------------------------------------------

                  10   SHARED DISPOSITIVE POWER

                       1,992,091(1)
--------------------------------------------------------------------------------

                               Page 2 of 6 Pages

--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,253,591(1)
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           / /

-------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         62.60%(1)
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) This filing reflects a 1.15% increase in the number of shares beneficially owned by Friedman, Billings, Ramsey Group, Inc. since Mr. Friedman's last Form 13D filing. Mr. Friedman may be deemed to indirectly beneficially own these shares by virtue of his "control" position as Chairman and Chief Executive
Officer of Friedman, Billings, Ramsey Group, Inc. Mr. Friedman disclaims beneficial ownership of such shares.



                               Page 3 of 6 Pages

ITEM 1.     Security and Issuer.

      This Statement relates to the common stock of Engel General Developers, Ltd., having its principal executive office at 66 Hahistadrut Ave., Haifa Bay, Israel 32960.

ITEM 2.     Identity and Background.

      This  statement is being filed by Emanuel J. Friedman:

      (a)  Emanuel J. Friedman;

      (b)  1001 19th Street North, Arlington, VA 22209-1710;

      (c) Present principal occupation: Chairman and Chief Executive Officer, Friedman, Billings, Ramsey Group, Inc.

      (d)-(e) During the last five years, Mr. Friedman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Emanuel J. Friedman is a United States citizen.


                              Page 4 of 6 Pages

ITEM 5.     Interest in Securities of the Issuer.

            (a)-(b) As of September 30, 1998:

            (i)Mr. Friedman directly beneficially owns 41,500 shares of Class
            A common stock (1.15%); Mr. Friedman has not engaged in any transactions in Class A common stock in his personal accounts since the date of his last purchase on November 10, 1997;

            (ii) Mr. Friedman may be deemed to indirectly beneficially own 220,000 shares of Class A common stock (6.11%) benefically owned by his spouse, Kindy French;

            (iii) Mr. Friedman may be deemed to indirectly beneficially own 1,992,091 shares of Class A common stock (55.34%) by virtue of his "control" position as Chairman and Chief Executive Officer of Friedman, Billings, Ramsey Group, Inc. ("FBRG") .

      (c) Neither Mr. Friedman or his spouse, Kindy French have engaged in any transactions in Class A common stock in the last sixty days. Since Mr. Friedman's last Form 13D filing, Friedman, Billings, Ramsey Group, Inc. has increased the number of shares of Class A common stock it beneficially owns from 1,950,941 to 1,992,091, an increase of 1.15%.

      (d)   None.

      (e)   Not applicable.

                              Page 5 of 6 Pages

Signature

      After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  October 21, 1998


                                    ---------------------------------
                                    Emanuel J. Friedman




                          Page 6 of 6 Pages